UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Guinness Ghana Breweries Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Republic of Ghana
(Jurisdiction of Subject Company’s Incorporation or Organization)

Guinness Ghana Breweries Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rob Pilkington
Finance Director
Guinness Ghana Breweries Limited
P.O. Box 1536
Kumasi, Ghana
Telephone: +233 302 428 000, +233 302 428 003
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Bruce Proctor
General Counsel
Diageo North America, Inc.
801 Main Avenue
Norwalk, CT 06851
Telephone: +1 203 359 7102

October 17, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents.

Exhibit No.

I.1
Circular (the “Circular”) to all Shareholders of Guinness Ghana Breweries Limited (“GGBL”) in respect of a Renounceable Rights Issue of 46,666,667 ordinary shares of no par value (the “Offer”), dated September 9, 2011.

Item 2.    Informational Legends.

The Offer will be made for the securities of a public limited company incorporated under the laws of the Republic of Ghana. The Offer is subject to the disclosure requirements of the Republic of Ghana, which are different from those of the United States of America. The financial statements and financial projections included in the Circular have been prepared in accordance with accounting standards applicable in the Republic of Ghana and thus may not be comparable to financial statements or financial projections of companies in the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since GGBL is located outside the United States of America and some or all of its officers and directors may be resident outside the United States of America. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

II.1	Press release, dated September 12, 2011, by GGBL regarding the intention to commence the Offer.

II.2	Press release, dated October 17, 2011, by GGBL regarding the availability of the Circular (see Exhibit I.1 under Part I above).

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by GGBL with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on October 17, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:      /s/ Rob Pilkington
           (Signature)

Name: Rob Pilkington

Title:   Finance Director

Date:   October 17, 2011